VIA EDGAR

January 15, 2013

Andrew D. Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Unitil Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 11, 2012
File No. 001-08858

Dear Mr. Mew:

  Set forth below are the responses of Unitil Corporation (the “Registrant,” “Unitil” or the “Company”) to the letter dated January 10, 2013 (the “Comment Letter”) from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”), which was filed with the Commission on February 1, 2012.

  For your convenience, the Staff’s comments have been set forth in bold and the numbered paragraphs contained herein correspond to the numbered paragraphs in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Note 1: Summary of Significant Accounting Policies, page 54

1.	We note your response to comment 1 in our letter dated December 11, 2012. It is our understanding that you are collecting through rates removal and other asset retirement costs that are expected to be incurred in the future. Additionally, you state these costs are not associated with an asset retirement obligation within the scope of ASC 410-20. We believe these removal and other asset retirement costs that you have charged in rates represent regulatory liabilities under ASC 980. Please amend your filing by reclassifying these expected future removal and asset retirement costs previously recorded as an element of accumulated depreciation to a regulatory liability.

Corporate Office

6 Liberty Lane West

Hampton, NH 03842

Phone: 603-772-0775

Email: corp@unitil.com

Mr. Andrew D. Mew

U.S. Securities and Exchange Commission

January 15, 2013

Response #1:

The Registrant proposes to reclassify the expected future removal and asset retirement costs from “Accumulated Depreciation” to “Cost of Removal Obligations” on the Company’s Consolidated Balance Sheets in the Form 10-K to be filed for the period ending December 31, 2012 and in future filings. In those filings, the Registrant will reclassify the previously reported amounts to conform to the revised presentation.

2.	Note 3: Long-Term Debt, Credit Arrangements, Leases and Guarantees, page 62 Credit Arrangements, page 65

2.	We note your responses to comments 2 and 3 in our letter dated December 11, 2012. In order to better assist us in understanding your accounting for the asset management agreement, please provide us with the related asset management agreement contract.

Response #2:

Please see attached Exhibits A and B.

Exhibit A is the “Base Contract for Sale and Purchase of Natural Gas” (“Base Contract”) between Unitil Corporation’s natural gas distribution utility, Northern Utilities, Inc. (“Northern Utilities”) and Coenergy Trading Company, which later merged with DTE Energy Trading, Inc. (“DTE”) with the surviving entity being known as DTE. The Base Contract is an enabling agreement that sets forth the general terms under which the parties would implement physical gas transactions with one another. The Base Contract itself does not constitute a transaction, but provides the governing terms and conditions for transactions that are not otherwise specified in a “Transaction Confirmation.”

Exhibit B is the asset management agreement, which is in the form of a “Transaction Confirmation” between Northern Utilities and DTE.

Please note that certain sections of the attached Exhibits A and B have been redacted for reasons of business confidentiality, and the Company has requested confidential treatment for such portions pursuant to Commission Rule 83 (17 C.F.R. § 200.83) under the Freedom of Information Act under separate cover.

In addition, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registrant’s filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Andrew D. Mew

U.S. Securities and Exchange Commission

January 15, 2013

If you have any questions regarding these responses or require further information or clarification, please direct them to Mark H. Collin, Senior Vice President, Chief Financial Officer & Treasurer, at (603) 773-6612, or Laurence M. Brock, Controller & Chief Accounting Officer, at (603) 773-6510.

Very truly yours,	Very truly yours,

/s/ Mark H. Collin	/s/ Laurence M. Brock

Mark H. Collin	Laurence M. Brock
Senior Vice President,	Controller & Chief Accounting Officer
Chief Financial Officer &
Treasurer

Unitil Corporation

Confidential Treatment Requested by Unitil Corporation

Exhibit A

DTE Energy

DTE Energy Trading, Inc.

July 7, 2005

Notice of Merger

Effective August 1, 2005, DTE Energy Trading, Inc. (DTEET) and CoEnergy Trading Company (CTC) will complete an internal reorganization that results in the merger of both companies. The surviving entity will be known as DTE Energy Trading, Inc.

DTEET and CTC are both wholly owned subsidiaries of their ultimate parent company, DTE Energy Company. Any guaranty obligations provided by DTE Energy Company on behalf of DTEET or CTC remain legally valid and binding obligations of DTE Energy Company, and are unaffected by the merger. Therefore, this internal reorganization will have no effect on the credit support provided by, or the credit ratings of, DTE Energy Company.

Please be advised that all future check payments made on or after August 1, 2005 should be made payable to DTE Energy Trading, Inc. and mailed to the following address:

DTE Energy Trading, Inc.

Attn: Accounts Payable

414 S. Main St., Suite 200

Ann Arbor, MI 48104

To the extent that your company has duplicative contracts for the same commodity with both DTEET and CTC, any active deals will continue to be governed by the contract under which the deal was consummated. We will contact you soon regarding the possible termination of any obsolete or redundant contracts. Similarly, to the extent that you have multiple guarantees from DTE Energy Company to cover separate contracts with DTEET and CTC, our Credit Department will contact you to discuss the possible consolidation of such guarantees. In the meantime, all such guarantees remain legally valid and binding.

DTE Energy Trading, Inc. looks forward to continuing our business relationship. We are excited about the opportunity to realize the synergies and combined strength of DTEET and CTC.

Please direct any questions to the appropriate person on the attached data sheet.

Steven C. Mabry

President

DTE Energy Trading, Inc.

10K-001

Unitil Corporation

Confidential Treatment Requested by Unitil Corporation

Exhibit A

Base Contract for Sale and Purchase of Natural Gas

This Base Contract is entered into as of the following date: August 1, 2004. The parties to this Base Contract are the following:

Northern Utilities, Inc. (“NiSource LDC”) and CoEnergy Trading Company (“CoEnergy”)

300 Friberg Parkway, Westborough, MA 01581-5039 414 South Main Street, Suite 200, Ann Arbor, Ml 48104

Duns Number: 049-286-305 Duns Number: 80-670-8806

Contract Number: Contract Number:

U.S. Federal Tax ID Number: 04-2687009 U.S. Federal Tax ID Number: 38-2977-093

Notices:

1500 165th Street – GOC, Hammond, IN 46324 414 South Main Street, Suite 200, Ann Arbor, Ml 48104

Attn: Manager, Scheduling and Accounting Attn: Contract Administration

Phone: (219) 853-4320 Fax: (219) 853-4330 Phone: (734) 887-4039 Fax: (734) 887-4061

Confirmations:

1500 165th Street – GOC, Hammond, IN 46324 414 South Main Street, Suite 200, Ann Arbor, Ml 48104

Attn: Manager, Scheduling and Accounting Attn: Deal Assistant

Phone: (219) 853-4320 Fax: (219) 853-4330 Phone: (734) 887-4035 Fax: (734) 887-4062

Invoices and Payments:

1500 165th Street – GOC, Hammond, IN 46324 414 South Main Street, Suite 200, Ann Arbor, Ml 48104

Attn: Manager, Scheduling and Accounting Attn: Accounts Payable

Phone: (219) 853-4320 Fax: (219) 853-4330 Phone: (734) 887-4009 Fax: (734) 887-4063

Rule 83 confidential treatment request made by Unitil Corporation; request Number 1

Wire Transfer or ACH Numbers (if applicable):

BANK: BANK:

ABA: ABA:

ACCT: ACCT:

Other Details: Northern Utilities, Inc. Other Details:

This Base Contract incorporates by reference for all purposes the General Terms and Conditions for Sale and Purchase of Natural Gas published by the North American Energy Standards Board. The parties hereby agree to the following provisions offered in said General Terms and Conditions. In the event the parties fail to check a box, the specified default provision shall apply. Select only one box from each section:

Section 1.2 Transaction Procedure

Oral (default) Written

Section 7.2 Payment Date

25th Day of Month following Month of delivery (default)

Day of Month following Month of delivery

Section 2.5 Confirm Deadline

2 Business Days after receipt (default)

Business Days after receipt

Section 7.2 Method of Payment

Wire transfer (default) Payment by CoEnergy Automated Clearinghouse Credit (ACH) Payment by NiSource LDC Check

Section 2.6 Confirming Party

Seller (default) Buyer

Section 7.7 Netting

Netting applies (default) Netting does not apply

Section 3.2 Performance Obligation

Cover Standard (default) Spot Price Standard

Note: The following Spot Price Publication applies to both of the immediately preceding.

Section 2.26 Spot Price Publication

Gas Daily Midpoint (default)

Section 10.3.1 Early Termination Damages

Early Termination Damages Apply (default)

Early Termination Damages Do Not Apply

Section 10.3.2 Other Agreement Setoffs

Other Agreement Setoffs Apply (default)

Other Agreement Setoffs Do Not Apply

Section 14.5 Choice Of Law

Section 6 Taxes

Buyer Pays At and After Delivery Point (default)

Seller Pays Before and At Delivery Point

Section 14.10 Confidentiality

Confidentiality applies (default)

Confidentiality does not apply

Special Provisions Number of sheets attached: three Addendum(s):

IN WITNESS WHEREOF, the parties hereto have executed this Base Contract in duplicate.

NORTHERN UTILITIES, INC. COENERGY TRADING COMPANY

By By

Name: Daniel D. Gavito Name: Steven C. Mabry

Title: Vice President, Energy Supply Services Title: Vice President

LEGAL

Copyright © 2002 North American Energy Standards Board, Inc. NAESB Standard 6.3.1

All Rights Reserved April 19, 2002

10K-002

Unitil Corporation

Confidential Treatment Requested by Unitil Corporation

Exhibit A

General Terms and Conditions Base Contract for Sale and Purchase of Natural Gas

SECTION 1. PURPOSE AND PROCEDURES

1.1. These General Terms and Conditions are intended to facilitate purchase and sale transactions of Gas on a Firm or Interruptible basis. “Buyer” refers to the party receiving Gas and “Seller” refers to the party delivering Gas. The entire agreement between the parties shall be the Contract as defined in Section 2.7.

The parties have selected either the “Oral Transaction Procedure” or the “Written Transaction Procedure” as indicated on the Base Contract.

Oral Transaction Procedure:

1.2. The parties will use the following Transaction Confirmation procedure. Any Gas purchase and sale transaction may be effectuated in an EDI transmission or telephone conversation with the offer and acceptance constituting the agreement of the parties. The parties shall be legally bound from the time they so agree to transaction terms and may each rely thereon. Any such transaction shall be considered a “writing” and to have been “signed”. Notwithstanding the foregoing sentence, the parties agree that Confirming Party shall, and the other party may, confirm a telephonic transaction by sending the other party a Transaction Confirmation by facsimile, EDI or mutually agreeable electronic means within three Business Days of a transaction covered by this Section 1.2 (Oral Transaction Procedure) provided that the failure to send a Transaction Confirmation shall not invalidate the oral agreement of the parties. Confirming Party adopts its confirming letterhead, or the like, as its signature on any Transaction Confirmation as the identification and authentication of Confirming Party. If the Transaction Confirmation contains any provisions other than those relating to the commercial terms of the transaction (i.e., price, quantity, performance obligation, delivery point, period of delivery and/or transportation conditions), which modify or supplement the Base Contract or General Terms and Conditions of this Contract (e.g., arbitration or additional representations and warranties), such provisions shall not be deemed to be accepted pursuant to Section 1.3 but must be expressly agreed to by both parties; provided that the foregoing shall not invalidate any transaction agreed to by the parties.

Written Transaction Procedure:

1.2. The parties will use the following Transaction Confirmation procedure. Should the parties come to an agreement regarding a Gas purchase and sale transaction for a particular Delivery Period, the Confirming Party shall, and the other party may, record that agreement on a Transaction Confirmation and communicate such Transaction Confirmation by facsimile, EDI or mutually agreeable electronic means, to the other party by the close of the Business Day following the date of agreement. The parties acknowledge that their agreement will not be binding until the exchange of nonconflicting Transaction Confirmations or the passage of the Confirm Deadline without objection from the receiving party, as provided in Section 1.3.

1.3. If a sending party’s Transaction Confirmation is materially different from the receiving party’s understanding of the agreement referred to in Section 1.2, such receiving party shall notify the sending party via facsimile, EDI or mutually agreeable electronic means by the Confirm Deadline, unless such receiving party has previously sent a Transaction Confirmation to the sending party. The failure of the receiving party to so notify the sending party in writing by the Confirm Deadline constitutes the receiving party’s agreement to the terms of the transaction described in the sending party’s Transaction Confirmation. If there are any material differences between timely sent Transaction Confirmations governing the same transaction, then neither Transaction Confirmation shall be binding until or unless such differences are resolved including the use of any evidence that clearly resolves the differences in the Transaction Confirmations. In the event of a conflict among the terms of (i) a binding Transaction Confirmation pursuant to Section 1.2, (ii) the oral agreement of the parties which may be evidenced by a recorded conversation, where the parties have selected the Oral Transaction Procedure of the Base Contract, (iii) the Base Contract, and (iv) these General Terms and Conditions, the terms of the documents shall govern in the priority listed in this sentence.

1.4. The parties agree that each party may electronically record all telephone conversations with respect to this Contract between their respective employees, without any special or further notice to the other party. Each party shall obtain any necessary consent of its agents and employees to such recording. Where the parties have selected the Oral Transaction Procedure in Section 1.2 of the Base Contract, the parties agree not to contest the validity or enforceability of telephonic recordings entered into in accordance with the requirements of this Base Contract. However, nothing herein shall be construed as a waiver of any objection to the admissibility of such evidence.

SECTION 2. DEFINITIONS

The terms set forth below shall have the meaning ascribed to them below. Other terms are also defined elsewhere in the Contract and shall have the meanings ascribed to them herein.

2.1. “Alternative Damages” shall mean such damages, expressed in dollars or dollars per MMBtu, as the parties shall agree upon in the Transaction Confirmation, in the event either Seller or Buyer fails to perform a Firm obligation to deliver Gas in the case of Seller or to receive Gas in the case of Buyer.

2.2. “Base Contract” shall mean a contract executed by the parties that incorporates these General Terms and Conditions by reference; that specifies the agreed selections of provisions contained herein; and that sets forth other information required herein and any Special Provisions and addendum(s) as identified on page one.

2.3. “British thermal unit” or “Btu” shall mean the International BTU, which is also called the Btu (IT).

Copyright © 2002 North American Energy Standards Board, Inc.

NAESB Standard 6.3.1

All Rights Reserved

April 19, 2002

10K-003

Unitil Corporation

Confidential Treatment Requested by Unitil Corporation Exhibit A

2.4. “Business Day” shall mean any day except Saturday, Sunday or Federal Reserve Bank holidays.

2.5. “Confirm Deadline” shall mean 5:00 p.m. in the receiving party’s time zone on the second Business Day following the Day a Transaction Confirmation is received or, if applicable, on the Business Day agreed to by the parties in the Base Contract; provided, if the Transaction Confirmation is time stamped after 5:00 p.m. in the receiving party’s time zone, it shall be deemed received at the opening of the next Business Day.

2.6. “Confirming Party” shall mean the party designated in the Base Contract to prepare and forward Transaction Confirmations to the other party.

2.7. “Contract” shall mean the legally-binding relationship established by (i) the Base Contract, (ii) any and all binding Transaction Confirmations and (iii) where the parties have selected the Oral Transaction Procedure in Section 1.2 of the Base Contract, any and all transactions that the parties have entered into through an EDI transmission or by telephone, but that have not been confirmed in a binding Transaction Confirmation.

2.8. “Contract Price” shall mean the amount expressed in U.S. Dollars per MMBtu to be paid by Buyer to Seller for the purchase of Gas as agreed to by the parties in a transaction.

2.9. “Contract Quantity” shall mean the quantity of Gas to be delivered and taken as agreed to by the parties in a transaction.

2.10. “Cover Standard”, as referred to in Section 3.2, shall mean that if there is an unexcused failure to take or deliver any quantity of Gas pursuant to this Contract, then the performing party shall use commercially reasonable efforts to (i) if Buyer is the performing party, obtain Gas, (or an alternate fuel if elected by Buyer and replacement Gas is not available), or (ii) if Seller is the performing party, sell Gas, in either case, at a price reasonable for the delivery or production area, as applicable, consistent with: the amount of notice provided by the nonperforming party; the immediacy of the Buyer’s Gas consumption needs or Seller’s Gas sales requirements, as applicable; the quantities involved; and the anticipated length of failure by the nonperforming party.

2.11. “Credit Support Obligation(s)” shall mean any obligation(s) to provide or establish credit support for, or on behalf of, a party to this Contract such as an irrevocable standby letter of credit, a margin agreement, a prepayment, a security interest in an asset, a performance bond, guaranty, or other good and sufficient security of a continuing nature.

2.12. “Day” shall mean a period of 24 consecutive hours, coextensive with a “day” as defined by the Receiving Transporter in a particular transaction.

2.13. “Delivery Period” shall be the period during which deliveries are to be made as agreed to by the parties in a transaction.

2.14. “Delivery Point(s)” shall mean such point(s) as are agreed to by the parties in a transaction.

2.15. “EDI” shall mean an electronic data interchange pursuant to an agreement entered into by the parties, specifically relating to the communication of Transaction Confirmations under this Contract.

2.16. “EFP” shall mean the purchase, sale or exchange of natural Gas as the “physical” side of an exchange for physical transaction involving gas futures contracts. EFP shall incorporate the meaning and remedies of “Firm”, provided that a party’s excuse for nonperformance of its obligations to deliver or receive Gas will be governed by the rules of the relevant futures exchange regulated under the Commodity Exchange Act.

2.17. “Firm” shall mean that either party may interrupt its performance without liability only to the extent that such performance is prevented for reasons of Force Majeure; provided, however, that during Force Majeure interruptions, the party invoking Force Majeure may be responsible for any Imbalance Charges as set forth in Section 4.3 related to its interruption after the nomination is made to the Transporter and until the change in deliveries and/or receipts is confirmed by the Transporter.

2.18. “Gas” shall mean any mixture of hydrocarbons and noncombustible gases in a gaseous state consisting primarily of methane.

2.19. “Imbalance Charges” shall mean any fees, penalties, costs or charges (in cash or in kind) assessed by a Transporter for failure to satisfy the Transporter’s balance and/or nomination requirements.

2.20. “Interruptible” shall mean that either party may interrupt its performance at any time for any reason, whether or not caused by an event of Force Majeure, with no liability, except such interrupting party may be responsible for any Imbalance Charges as set forth in Section 4.3 related to its interruption after the nomination is made to the Transporter and until the change in deliveries and/or receipts is confirmed by Transporter.

2.21. “MMBtu” shall mean one million British thermal units, which is equivalent to one dekatherm.

2.22. “Month” shall mean the period beginning on the first Day of the calendar month and ending immediately prior to the commencement of the first Day of the next calendar month.

2.23. “Payment Date” shall mean a date, as indicated on the Base Contract, on or before which payment is due Seller for Gas received by Buyer in the previous Month.

2.24. “Receiving Transporter” shall mean the Transporter receiving Gas at a Delivery Point, or absent such receiving Transporter, the Transporter delivering Gas at a Delivery Point.

2.25. “Scheduled Gas” shall mean the quantity of Gas confirmed by Transporter(s) for movement, transportation or management.

2.26. “Spot Price” as referred to in Section 3.2 shall mean the price listed in the publication indicated on the Base Contract, under the listing applicable to the geographic location closest in proximity to the Delivery Point(s) for the relevant Day; provided, if there is no single price published for such location for such Day, but there is published a range of prices, then the Spot Price shall be the average

Copyright © 2002 North American Energy Standards Board, Inc. NAESB Standard 6.3.1

All Rights Reserved Page 3 of 10 April 19, 2002

10K-004

Unitil Corporation

Confidential Treatment Requested by Unitil Corporation

Exhibit A

of such high and low prices. If no price or range of prices is published for such Day, then the Spot Price shall be the average of the following: (i) the price (determined as stated above) for the first Day for which a price or range of prices is published that next precedes the relevant Day; and (ii) the price (determined as stated above) for the first Day for which a price or range of prices is published that next follows the relevant Day.

2.27. “Transaction Confirmation” shall mean a document, similar to the form of Exhibit A, setting forth the terms of a transaction formed pursuant to Section 1 for a particular Delivery Period.

2.28. “Termination Option” shall mean the option of either party to terminate a transaction in the event that the other party fails to perform a Firm obligation to deliver Gas in the case of Seller or to receive Gas in the case of Buyer for a designated number of days during a period as specified on the applicable Transaction Confirmation.

2.29. “Transporter(s)” shall mean all Gas gathering or pipeline companies, or local distribution companies, acting in the capacity of a transporter, transporting Gas for Seller or Buyer upstream or downstream, respectively, of the Delivery Point pursuant to a particular transaction.

SECTION 3. PERFORMANCE OBLIGATION

3.1. Seller agrees to sell and deliver, and Buyer agrees to receive and purchase, the Contract Quantity for a particular transaction in accordance with the terms of the Contract. Sales and purchases will be on a Firm or Interruptible basis, as agreed to by the parties in a transaction.

The parties have selected either the “Cover Standard” or the “Spot Price Standard” as indicated on the Base Contract.

Cover Standard:

3.2. The sole and exclusive remedy of the parties in the event of a breach of a Firm obligation to deliver or receive Gas shall be recovery of the following: (i) in the event of a breach by Seller on any Day(s), payment by Seller to Buyer in an amount equal to the positive difference, if any, between the purchase price paid by Buyer utilizing the Cover Standard and the Contract Price, adjusted for commercially reasonable differences in transportation costs to or from the Delivery Point(s), multiplied by the difference between the Contract Quantity and the quantity actually delivered by Seller for such Day(s); or (ii) in the event of a breach by Buyer on any Day(s), payment by Buyer to Seller in the amount equal to the positive difference, if any, between the Contract Price and the price received by Seller utilizing the Cover Standard for the resale of such Gas, adjusted for commercially reasonable differences in transportation costs to or from the Delivery Point(s), multiplied by the difference between the Contract Quantity and the quantity actually taken by Buyer for such Day(s); or (iii) in the event that Buyer has used commercially reasonable efforts to replace the Gas or Seller has used commercially reasonable efforts to sell the Gas to a third party, and no such replacement or sale is available, then the sole and exclusive remedy of the performing party shall be any unfavorable difference between the Contract Price and the Spot Price, adjusted for such transportation to the applicable Delivery Point, multiplied by the difference between the Contract Quantity and the quantity actually delivered by Seller and received by Buyer for such Day(s). Imbalance Charges shall not be recovered under this Section 3.2, but Seller and/or Buyer shall be responsible for Imbalance Charges, if any, as provided in Section 4.3. The amount of such unfavorable difference shall be payable five Business Days after presentation of the performing party’s invoice, which shall set forth the basis upon which such amount was calculated.

Spot Price Standard:

3.2. The sole and exclusive remedy of the parties in the event of a breach of a Firm obligation to deliver or receive Gas shall be recovery of the following: (i) in the event of a breach by Seller on any Day(s), payment by Seller to Buyer in an amount equal to the difference between the Contract Quantity and the actual quantity delivered by Seller and received by Buyer for such Day(s), multiplied by the positive difference, if any, obtained by subtracting the Contract Price from the Spot Price; or (ii) in the event of a breach by Buyer on any Day(s), payment by Buyer to Seller in an amount equal to the difference between the Contract Quantity and the actual quantity delivered by Seller and received by Buyer for such Day(s), multiplied by the positive difference, if any, obtained by subtracting the applicable Spot Price from the Contract Price. Imbalance Charges shall not be recovered under this Section 3.2, but Seller and/or Buyer shall be responsible for Imbalance Charges, if any, as provided in Section 4.3. The amount of such unfavorable difference shall be payable five Business Days after presentation of the performing party’s invoice, which shall set forth the basis upon which such amount was calculated.

3.3. Notwithstanding Section 3.2, the parties may agree to Alternative Damages in a Transaction Confirmation executed in writing by both parties.

3.4. In addition to Sections 3.2 and 3.3, the parties may provide for a Termination Option in a Transaction Confirmation executed in writing by both parties. The Transaction Confirmation containing the Termination Option will designate the length of nonperformance triggering the Termination Option and the procedures for exercise thereof, how damages for nonperformance will be compensated, and how liquidation costs will be calculated.

SECTION 4. TRANSPORTATION, NOMINATIONS, AND IMBALANCES

4.1. Seller shall have the sole responsibility for transporting the Gas to the Delivery Point(s). Buyer shall have the sole responsibility for transporting the Gas from the Delivery Point(s).

4.2. The parties shall coordinate their nomination activities, giving sufficient time to meet the deadlines of the affected Transporter(s). Each party shall give the other party timely prior Notice, sufficient to meet the requirements of all Transporter(s) involved in the transaction, of the quantities of Gas to be delivered and purchased each Day. Should either party become aware that actual deliveries at the Delivery Point(s) are greater or lesser than the Scheduled Gas, such party shall promptly notify the other party.

Copyright © 2002 North American Energy Standards Board, Inc.

NAESB Standard 6.3.1

All Rights Reserved

April 19, 2002

10K-005

Unitil Corporation

Confidential Treatment Requested by Unitil Corporation

Exhibit A

4.3. The parties shall use commercially reasonable efforts to avoid imposition of any Imbalance Charges. If Buyer or Seller receives an invoice from a Transporter that includes Imbalance Charges, the parties shall determine the validity as well as the cause of such Imbalance Charges. If the Imbalance Charges were incurred as a result of Buyer’s receipt of quantities of Gas greater than or less than the Scheduled Gas, then Buyer shall pay for such Imbalance Charges or reimburse Seller for such Imbalance Charges paid by Seller. If the Imbalance Charges were incurred as a result of Seller’s delivery of quantities of Gas greater than or less than the Scheduled Gas, then Seller shall pay for such Imbalance Charges or reimburse Buyer for such Imbalance Charges paid by Buyer.

SECTION 5. QUALITY AND MEASUREMENT

All Gas delivered by Seller shall meet the pressure, quality and heat content requirements of the Receiving Transporter. The unit of quantity measurement for purposes of this Contract shall be one MMBtu dry. Measurement of Gas quantities hereunder shall be in accordance with the established procedures of the Receiving Transporter.

SECTION 6. taxes

The parties have selected either “Buyer Pays At and After Delivery Point” or “Seller Pays Before and At Delivery Point” as indicated on the Base Contract

Buyer Pays At and After Delivery Point:

Seller shall pay or cause to be paid all taxes, fees, levies, penalties, licenses or charges imposed by any government authority (“Taxes”) on or with respect to the Gas prior to the Delivery Point(s). Buyer shall pay or cause to be paid all Taxes on or with respect to the Gas at the Delivery Point(s) and all Taxes after the Delivery Point(s). If a party is required to remit or pay Taxes that are the other party’s responsibility hereunder, the party responsible for such Taxes shall promptly reimburse the other party for such Taxes. Any party entitled to an exemption from any such Taxes or charges shall furnish the other party any necessary documentation thereof.

Seller Pays Before and At Delivery Point:

Seller shall pay or cause to be paid all taxes, fees, levies, penalties, licenses or charges imposed by any government authority (“Taxes”) on or with respect to the Gas prior to the Delivery Point(s) and all Taxes at the Delivery Point(s). Buyer shall pay or cause to be paid all Taxes on or with respect to the Gas after the Delivery Point(s). If a party is required to remit or pay Taxes that are the other party’s responsibility hereunder, the party responsible for such Taxes shall promptly reimburse the other party for such Taxes. Any party entitled to an exemption from any such Taxes or charges shall furnish the other party any necessary documentation thereof.

SECTION 7. BILLING, PAYMENT, AND AUDIT

7.1. Seller shall invoice Buyer for Gas delivered and received in the preceding Month and for any other applicable charges, providing supporting documentation acceptable in industry practice to support the amount charged. If the actual quantity delivered is not known by the billing date, billing will be prepared based on the quantity of Scheduled Gas. The invoiced quantity will then be adjusted to the actual quantity on the following Month’s billing or as soon thereafter as actual delivery information is available.

7.2. Buyer shall remit the amount due under Section 7.1 in the manner specified in the Base Contract, in immediately available funds, on or before the later of the Payment Date or 10 Days after receipt of the invoice by Buyer; provided that if the Payment Date is not a Business Day, payment is due on the next Business Day following that date. In the event any payments are due Buyer hereunder, payment to Buyer shall be made in accordance with this Section 7.2.

7.3. In the event payments become due pursuant to Sections 3.2 or 3.3, the performing party may submit an invoice to the nonperforming party for an accelerated payment setting forth the basis upon which the invoiced amount was calculated. Payment from the nonperforming party will be due five Business Days after receipt of invoice.

7.4. If the invoiced party, in good faith, disputes the amount of any such invoice or any part thereof, such invoiced party will pay such amount as it concedes to be correct; provided, however, if the invoiced party disputes the amount due, it must provide supporting documentation acceptable in industry practice to support the amount paid or disputed. In the event the parties are unable to resolve such dispute, either party may pursue any remedy available at law or in equity to enforce its rights pursuant to this Section.

7.5. If the invoiced party fails to remit the full amount payable when due, interest on the unpaid portion shall accrue from the date due until the date of payment at a rate equal to the lower of (i) the then-effective prime rate of interest published under “Money Rates” by The Wall Street Journal, plus two percent per annum; or (ii) the maximum applicable lawful interest rate.

7.6. A party shall have the right, at its own expense, upon reasonable Notice and at reasonable times, to examine and audit and to obtain copies of the relevant portion of the books, records, and telephone recordings of the other party only to the extent reasonably necessary to verify the accuracy of any statement, charge, payment, or computation made under the Contract. This right to examine, audit, and to obtain copies shall not be available with respect to proprietary information not directly relevant to transactions under this Contract. All invoices and billings shall be conclusively presumed final and accurate and all associated claims for under- or overpayments shall be deemed waived unless such invoices or billings are objected to in writing, with adequate explanation and/or documentation, within two years after the Month of Gas delivery. All retroactive adjustments under Section 7 shall be paid in full by the party owing payment within 30 Days of Notice and substantiation of such inaccuracy.

7.7. Unless the parties have elected on the Base Contract not to make this Section 7.7 applicable to this Contract, the parties shall net all undisputed amounts due and owing, and/or past due, arising under the Contract such that the party owing the greater amount shall make a single payment of the net amount to the other party in accordance with Section 7; provided that no payment required to be made pursuant to the terms of any Credit Support Obligation or pursuant to Section 7.3 shall be subject to netting under this Section. If the parties have executed a separate netting agreement, the terms and conditions therein shall prevail to the extent inconsistent herewith.

Copyright © 2002 North American Energy Standards Board, Inc.

NAESB Standard 6.3.1

All Rights Reserved

April 19, 2002

10K-006

Unitil Corporation

Confidential Treatment Requested by Unitil Corporation

Exhibit A

SECTION 8. TITLE, WARRANTY, AND INDEMNITY

8.1. Unless otherwise specifically agreed, title to the Gas shall pass from Seller to Buyer at the Delivery Point(s). Seller shall have responsibility for and assume any liability with respect to the Gas prior to its delivery to Buyer at the specified Delivery Point(s). Buyer shall have responsibility for and any liability with respect to said Gas after its delivery to Buyer at the Delivery Point(s).

8.2. Seller warrants that it will have the right to convey and will transfer good and merchantable title to all Gas sold hereunder and delivered by it to Buyer, free and clear of all liens, encumbrances, and claims. EXCEPT AS PROVIDED IN THIS SECTION 8.2 AND IN SECTION 14.8, ALL OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF MERCHANTABILITY OR OF FITNESS FOR ANY PARTICULAR PURPOSE, ARE DISCLAIMED.

8.3. Seller agrees to indemnify Buyer and save it harmless from all losses, liabilities or claims including reasonable attorneys’ fees and costs of court (“Claims”), from any and all persons, arising from or out of claims of title, personal injury or property damage from said Gas or other charges thereon which attach before title passes to Buyer. Buyer agrees to indemnify Seller and save it harmless from all Claims, from any and all persons, arising from or out of claims regarding payment personal injury or property damage from said Gas or other charges thereon which attach after title passes to Buyer.

8.4. Notwithstanding the other provisions of this Section 8, as between Seller and Buyer, Seller will be liable for all Claims to the extent that such arise from the failure of Gas delivered by Seller to meet the quality requirements of Section 5.

SECTION 9. NOTICES

9.1. All Transaction Confirmations, invoices, payments and other communications made pursuant to the Base Contract (“Notices”) shall be made to the addresses specified in writing by the respective parties from time to time.

9.2. All Notices required hereunder may be sent by facsimile or mutually acceptable electronic means, a nationally recognized overnight courier service, first class mail or hand delivered.

9.3. Notice shall be given when received on a Business Day by the addressee. In the absence of proof of the actual receipt date, the following presumptions will apply. Notices sent by facsimile shall be deemed to have been received upon the sending party’s receipt of its facsimile machine’s confirmation of successful transmission. If the day on which such facsimile is received is not a Business Day or is after five p.m. on a Business Day, then such facsimile shall be deemed to have been received on the next following Business Day. Notice by overnight mail or courier shall be deemed to have been received on the next Business Day after it was sent or such earlier time as is confirmed by the receiving party. Notice via first class mail shall be considered delivered five Business Days after mailing.

SECTION 10. FINANCIAL RESPONSIBILITY

10.1. If either party (“X”) has reasonable grounds for insecurity regarding the performance of any obligation under this Contract (whether or not then due) by the other party (“Y”) (including, without limitation, the occurrence of a material change in the creditworthiness of Y), X may demand Adequate Assurance of Performance. “Adequate Assurance of Performance” shall mean sufficient security in the form, amount and for the term reasonably acceptable to X, including, but not limited to, a standby irrevocable letter of credit, a prepayment, a security interest in an asset or a performance bond or guaranty (including the issuer of any such security).

10.2. In the event (each an “Event of Default”) either party (the “Defaulting Party”) or its guarantor shall: (i) make an assignment or any general arrangement for the benefit of creditors; (ii) file a petition or otherwise commence, authorize, or acquiesce in the commencement of a proceeding or case under any bankruptcy or similar law for the protection of creditors or have such petition filed or proceeding commenced against it; (iii) otherwise become bankrupt or insolvent (however evidenced); (iv) be unable to pay its debts as they fall due; (v) have a receiver, provisional liquidator, conservator, custodian, trustee or other similar official appointed with respect to it or substantially all of its assets; (vi) fail to perform any obligation to the other party with respect to any Credit Support Obligations relating to the Contract; (vii) fail to give Adequate Assurance of Performance under Section 10.1 within 48 hours but at least one Business Day of a written request by the other party; or (viii) not have paid any amount due the other party hereunder on or before the second Business Day following written Notice that such payment is due; then the other party (the “Non-Defaulting Party”) shall have the right, at its sole election, to immediately withhold and/or suspend deliveries or payments upon Notice and/or to terminate and liquidate the transactions under the Contract, in the manner provided in Section 10.3, in addition to any and all other remedies available hereunder.

10.3. If an Event of Default has occurred and is continuing, the Non-Defaulting Party shall have the right, by Notice to the Defaulting Party, to designate a Day, no earlier than the Day such Notice is given and no later than 20 Days after such Notice is given, as an early termination date (the “Early Termination Date”) for the liquidation and termination pursuant to Section 10.3.1 of all transactions under the Contract, each a “Terminated Transaction”. On the Early Termination Date, all transactions will terminate, other than those transactions, if any, that may not be liquidated and terminated under applicable law or that are, in the reasonable opinion of the Non-Defaulting Party, commercially impracticable to liquidate and terminate (“Excluded Transactions”), which Excluded Transactions must be liquidated and terminated as soon thereafter as is reasonably practicable, and upon termination shall be a Terminated Transaction and be valued consistent with Section 10.3.1 below. With respect to each Excluded Transaction, its actual termination date shall be the Early Termination Date for purposes of Section 10.3.1.

Copyright © 2002 North American Energy Standards Board, Inc.

NAESB Standard 6.3.1

All Rights Reserved

April 19, 2002

10K-007

Unitil Corporation

Confidential Treatment Requested by Unitil Corporation

Exhibit A

The parties have selected either “Early Termination Damages Apply” or “Early Termination Damages Do Not Apply” as indicated on the Base Contract.

Early Termination Damages Apply:

10.3.1. As of the Early Termination Date, the Non-Defaulting Party shall determine, in good faith and in a commercially reasonable manner, (i) the amount owed (whether or not then due) by each party with respect to all Gas delivered and received between the parties under Terminated Transactions and Excluded Transactions on and before the Early Termination Date and all other applicable charges relating to such deliveries and receipts (including without limitation any amounts owed under Section 3.2), for which payment has not yet been made by the party that owes such payment under this Contract and (ii) the Market Value, as defined below, of each Terminated Transaction. The Non-Defaulting Party shall (x) liquidate and accelerate each Terminated Transaction at its Market Value, so that each amount equal to the difference between such Market Value and the Contract Value, as defined below, of such Terminated Transaction(s) shall be due to the Buyer under the Terminated Transaction(s) if such Market Value exceeds the Contract Value and to the Seller if the opposite is the case; and (y) where appropriate, discount each amount then due under clause (x) above to present value in a commercially reasonable manner as of the Early Termination Date (to take account of the period between the date of liquidation and the date on which such amount would have otherwise been due pursuant to the relevant Terminated Transactions).

For purposes of this Section 10.3.1, “Contract Value” means the amount of Gas remaining to be delivered or purchased under a transaction multiplied by the Contract Price, and “Market Value” means the amount of Gas remaining to be delivered or purchased under a transaction multiplied by the market price for a similar transaction at the Delivery Point determined by the Non-Defaulting Party in a commercially reasonable manner. To ascertain the Market Value, the Non-Defaulting Party may consider, among other valuations, any or all of the settlement prices of NYMEX Gas futures contracts, quotations from leading dealers in energy swap contracts or physical gas trading markets, similar sales or purchases and any other bona fide third-party offers, all adjusted for the length of the term and differences in transportation costs. A party shall not be required to enter into a replacement transaction(s) in order to determine the Market Value. Any extension(s) of the term of a transaction to which parties are not bound as of the Early Termination Date (including but not limited to “evergreen provisions”) shall not be considered in determining Contract Values and Market Values. For the avoidance of doubt, any option pursuant to which one party has the right to extend the term of a transaction shall be considered in determining Contract Values and Market Values. The rate of interest used in calculating net present value shall be determined by the Non-Defaulting Party in a commercially reasonable manner.

Early Termination Damages Do Not Apply:

10.3.1. As of the Early Termination Date, the Non-Defaulting Party shall determine, in good faith and in a commercially reasonable manner, the amount owed (whether or not then due) by each party with respect to all Gas delivered and received between the parties under Terminated Transactions and Excluded Transactions on and before the Early Termination Date and all other applicable charges relating to such deliveries and receipts (including without limitation any amounts owed under Section 3.2), for which payment has not yet been made by the party that owes such payment under this Contract.

The parties have selected either “Other Agreement Setoffs Apply” or “Other Agreement Setoffs Do Not Apply” as indicated on the Base Contract.

Other Agreement Setoffs Apply:

10.3.2. The Non-Defaulting Party shall net or aggregate, as appropriate, any and all amounts owing between the parties under Section 10.3.1, so that all such amounts are netted or aggregated to a single liquidated amount payable by one party to the other (the “Net Settlement Amount”). At its sole option and without prior Notice to the Defaulting Party, the Non-Defaulting Party may setoff (i) any Net Settlement Amount owed to the Non-Defaulting Party against any margin or other collateral held by it in connection with any Credit Support Obligation relating to the Contract; or (ii) any Net Settlement Amount payable to the Defaulting Party against any amount(s) payable by the Defaulting Party to the Non-Defaulting Party under any other agreement or arrangement between the parties.

Other Agreement Setoffs Do Not Apply:

10.3.2. The Non-Defaulting Party shall net or aggregate, as appropriate, any and all amounts owing between the parties under Section 10.3.1, so that all such amounts are netted or aggregated to a single liquidated amount payable by one party to the other (the “Net Settlement Amount”). At its sole option and without prior Notice to the Defaulting Party, the Non-Defaulting Party may setoff any Net Settlement Amount owed to the Non-Defaulting Party against any margin or other collateral held by it in connection with any Credit Support Obligation relating to the Contract.

10.3.3. If any obligation that is to be included in any netting, aggregation or setoff pursuant to Section 10.3.2 is unascertained, the Non-Defaulting Party may in good faith estimate that obligation and net, aggregate or setoff, as applicable, in respect of the estimate, subject to the Non-Defaulting Party accounting to the Defaulting Party when the obligation is ascertained. Any amount not then due which is included in any netting, aggregation or setoff pursuant to Section 10.3.2 shall be discounted to net present value in a commercially reasonable manner determined by the Non-Defaulting Party.

10.4. As soon as practicable after a liquidation, Notice shall be given by the Non-Defaulting Party to the Defaulting Party of the Net Settlement Amount, and whether the Net Settlement Amount is due to or due from the Non-Defaulting Party. The Notice shall include a written statement explaining in reasonable detail the calculation of such amount, provided that failure to give such Notice shall not affect the validity or enforceability of the liquidation or give rise to any claim by the Defaulting Party against the Non-Defaulting Party. The Net Settlement Amount shall be paid by the close of business on the second Business Day following such Notice, which date shall not be earlier than the Early Termination Date. Interest on any unpaid portion of the Net Settlement Amount shall accrue from the date due until the

Copyright © 2002 North American Energy Standards Board, Inc.

NAESB Standard 6.3.1

All Rights Reserved

April 19, 2002

10K-008

Unitil Corporation

Confidential Treatment Requested by Unitil Corporation Exhibit A

date of payment at a rate equal to the lower of (i) the then-effective prime rate of interest published under “Money Rates” by The Wall Street Journal, plus two percent per annum; or (ii) the maximum applicable lawful interest rate.

10.5. The parties agree that the transactions hereunder constitute a “forward contract” within the meaning of the United States Bankruptcy Code and that Buyer and Seller are each “forward contract merchants” within the meaning of the United States Bankruptcy Code.

10.6. The Non-Defaulting Party’s remedies under this Section 10 are the sole and exclusive remedies of the Non-Defaulting Party with respect to the occurrence of any Early Termination Date. Each party reserves to itself all other rights, setoffs, counterclaims and other defenses that it is or may be entitled to arising from the Contract.

10.7. With respect to this Section 10, if the parties have executed a separate netting agreement with close-out netting provisions, the terms and conditions therein shall prevail to the extent inconsistent herewith.

SECTION 11. FORCE MAJEURE

11.1. Except with regard to a party’s obligation to make payment(s) due under Section 7, Section 10.4, and Imbalance Charges under Section 4, neither party shall be liable to the other for failure to perform a Firm obligation, to the extent such failure was caused by Force Majeure. The term “Force Majeure” as employed herein means any cause not reasonably within the control of the party claiming suspension, as further defined in Section 11.2.

11.2. Force Majeure shall include, but not be limited to, the following: (i) physical events such as acts of God, landslides, lightning, earthquakes, fires, storms or storm warnings, such as hurricanes, which result in evacuation of the affected area, floods, washouts, explosions, breakage or accident or necessity of repairs to machinery or equipment or lines of pipe; (ii) weather related events affecting an entire geographic region, such as low temperatures which cause freezing or failure of wells or lines of pipe; (iii) interruption and/or curtailment of Firm transportation and/or storage by Transporters; (iv) acts of others such as strikes, lockouts or other industrial disturbances, riots, sabotage, insurrections or wars; and (v) governmental actions such as necessity for compliance with any court order, law, statute, ordinance, regulation, or policy having the effect of law promulgated by a governmental authority having jurisdiction. Seller and Buyer shall make reasonable efforts to avoid the adverse impacts of a Force Majeure and to resolve the event or occurrence once it has occurred in order to resume performance.

11.3. Neither party shall be entitled to the benefit of the provisions of Force Majeure to the extent performance is affected by any or all of the following circumstances: (i) the curtailment of interruptible or secondary Firm transportation unless primary, in-path, Firm transportation is also curtailed; (ii) the party claiming excuse failed to remedy the condition and to resume the performance of such covenants or obligations with reasonable dispatch; or (iii) economic hardship, to include, without limitation, Seller’s ability to sell Gas at a higher or more advantageous price than the Contract Price, Buyer’s ability to purchase Gas at a lower or more advantageous price than the Contract Price, or a regulatory agency disallowing, in whole or in part, the pass through of costs resulting from this Agreement; (iv) the loss of Buyer’s market(s) or Buyer’s inability to use or resell Gas purchased hereunder, except, in either case, as provided in Section 11.2; or (v) the loss or failure of Seller’s gas supply or depletion of reserves, except, in either case, as provided in Section 11.2. The party claiming Force Majeure shall not be excused from its responsibility for Imbalance Charges.

11.4. Notwithstanding anything to the contrary herein, the parties agree that the settlement of strikes, lockouts or other industrial disturbances shall be within the sole discretion of the party experiencing such disturbance.

11.5. The party whose performance is prevented by Force Majeure must provide Notice to the other party. Initial Notice may be given orally; however, written Notice with reasonably full particulars of the event or occurrence is required as soon as reasonably possible. Upon providing written Notice of Force Majeure to the other party, the affected party will be relieved of its obligation, from the onset of the Force Majeure event, to make or accept delivery of Gas, as applicable, to the extent and for the duration of Force Majeure, and neither party shall be deemed to have failed in such obligations to the other during such occurrence or event.

11.6. Notwithstanding Sections 11.2 and 11.3, the parties may agree to alternative Force Majeure provisions in a Transaction Confirmation executed in writing by both parties.

SECTION 12. TERM

This Contract may be terminated on 30 Day’s written Notice, but shall remain in effect until the expiration of the latest Delivery Period of any transaction(s). The rights of either party pursuant to Section 7.6 and Section 10, the obligations to make payment hereunder, and the obligation of either party to indemnify the other, pursuant hereto shall survive the termination of the Base Contract or any transaction.

SECTION 13. LIMITATIONS

FOR BREACH OF ANY PROVISION FOR WHICH AN EXPRESS REMEDY OR MEASURE OF DAMAGES IS PROVIDED, SUCH EXPRESS REMEDY OR MEASURE OF DAMAGES SHALL BE THE SOLE AND EXCLUSIVE REMEDY. A PARTY’S LIABILITY HEREUNDER SHALL BE LIMITED AS SET FORTH IN SUCH PROVISION, AND ALL OTHER REMEDIES OR DAMAGES AT LAW OR IN EQUITY ARE WAIVED. IF NO REMEDY OR MEASURE OF DAMAGES IS EXPRESSLY PROVIDED HEREIN OR IN A TRANSACTION, A PARTY’S LIABILITY SHALL BE LIMITED TO DIRECT ACTUAL DAMAGES ONLY. SUCH DIRECT ACTUAL DAMAGES SHALL BE THE SOLE AND EXCLUSIVE REMEDY, AND ALL OTHER REMEDIES OR DAMAGES AT LAW OR IN EQUITY ARE WAIVED. UNLESS EXPRESSLY HEREIN PROVIDED, NEITHER PARTY SHALL BE LIABLE FOR CONSEQUENTIAL, INCIDENTAL, PUNITIVE, EXEMPLARY OR INDIRECT DAMAGES, LOST PROFITS OR OTHER BUSINESS INTERRUPTION DAMAGES, BY STATUTE, IN TORT OR CONTRACT, UNDER ANY INDEMNITY PROVISION OR OTHERWISE. IT IS THE INTENT OF THE PARTIES THAT THE LIMITATIONS HEREIN IMPOSED ON REMEDIES AND THE MEASURE OF DAMAGES BE WITHOUT REGARD TO THE CAUSE OR CAUSES RELATED THERETO, INCLUDING THE NEGLIGENCE OF ANY PARTY, WHETHER SUCH NEGLIGENCE BE SOLE, JOINT OR CONCURRENT, OR ACTIVE OR PASSIVE.

Copyright © 2002 North American Energy Standards Board, Inc.

NAESB Standard 6.3.1

All Rights Reserved

April 19, 2002

10K-009

Unitil Corporation

Confidential Treatment Requested by Unitil Corporation

Exhibit A

TO THE EXTENT ANY DAMAGES REQUIRED TO BE PAID HEREUNDER ARE LIQUIDATED, THE PARTIES ACKNOWLEDGE THAT THE DAMAGES ARE DIFFICULT OR IMPOSSIBLE TO DETERMINE, OR OTHERWISE OBTAINING AN ADEQUATE REMEDY IS INCONVENIENT AND THE DAMAGES CALCULATED HEREUNDER CONSTITUTE A REASONABLE APPROXIMATION OF THE HARM OR LOSS.

SECTION 14. MISCELLANEOUS

14.1. This Contract shall be binding upon and inure to the benefit of the successors, assigns, personal representatives, and heirs of the respective parties hereto, and the covenants, conditions, rights and obligations of this Contract shall run for the full term of this Contract. No assignment of this Contract, in whole or in part, will be made without the prior written consent of the non-assigning party (and shall not relieve the assigning party from liability hereunder), which consent will not be unreasonably withheld or delayed; provided, either party may (i) transfer, sell, pledge, encumber, or assign this Contract or the accounts, revenues, or proceeds hereof in connection with any financing or other financial arrangements, or (ii) transfer its interest to any parent or affiliate by assignment, merger or otherwise without the prior approval of the other party. Upon any such assignment, transfer and assumption, the transferor shall remain principally liable for and shall not be relieved of or discharged from any obligations hereunder.

14.2. If any provision in this Contract is determined to be invalid, void or unenforceable by any court having jurisdiction, such determination shall not invalidate, void, or make unenforceable any other provision, agreement or covenant of this Contract.

14.3. No waiver of any breach of this Contract shall be held to be a waiver of any other or subsequent breach.

14.4. This Contract sets forth all understandings between the parties respecting each transaction subject hereto, and any prior contracts, understandings and representations, whether oral or written, relating to such transactions are merged into and superseded by this Contract and any effective transaction(s). This Contract may be amended only by a writing executed by both parties.

14.5. The interpretation and performance of this Contract shall be governed by the laws of the jurisdiction as indicated on the Base Contract, excluding, however, any conflict of laws rule which would apply the law of another jurisdiction.

14.6. This Contract and all provisions herein will be subject to all applicable and valid statutes, rules, orders and regulations of any governmental authority having jurisdiction over the parties, their facilities, or Gas supply, this Contract or transaction or any provisions thereof.

14.7. There is no third party beneficiary to this Contract.

14.8. Each party to this Contract represents and warrants that it has full and complete authority to enter into and perform this Contract. Each person who executes this Contract on behalf of either party represents and warrants that it has full and complete authority to do so and that such party will be bound thereby.

14.9. The headings and subheadings contained in this Contract are used solely for convenience and do not constitute a part of this Contract between the parties and shall not be used to construe or interpret the provisions of this Contract.

14.10. Unless the parties have elected on the Base Contract not to make this Section 14.10 applicable to this Contract, neither party shall disclose directly or indirectly without the prior written consent of the other party the terms of any transaction to a third party (other than the employees, lenders, royalty owners, counsel, accountants and other agents of the party, or prospective purchasers of all or substantially all of a party’s assets or of any rights under this Contract, provided such persons shall have agreed to keep such terms confidential) except (i) in order to comply with any applicable law, order, regulation, or exchange rule, (ii) to the extent necessary for the enforcement of this Contract, (iii) to the extent necessary to implement any transaction, or (iv) to the extent such information is delivered to such third party for the sole purpose of calculating a published index. Each party shall notify the other party of any proceeding of which it is aware which may result in disclosure of the terms of any transaction (other than as permitted hereunder) and use reasonable efforts to prevent or limit the disclosure. The existence of this Contract is not subject to this confidentiality obligation. Subject to Section 13, the parties shall be entitled to all remedies available at law or in equity to enforce, or seek relief in connection with this confidentiality obligation. The terms of any transaction hereunder shall be kept confidential by the parties hereto for one year from the expiration of the transaction.

In the event that disclosure is required by a governmental body or applicable law, the party subject to such requirement may disclose the material terms of this Contract to the extent so required, but shall promptly notify the other party, prior to disclosure, and shall cooperate (consistent with the disclosing party’s legal obligations) with the other party’s efforts to obtain protective orders or similar restraints with respect to such disclosure at the expense of the other party.

14.11 The parties may agree to dispute resolution procedures in Special Provisions attached to the Base Contract or in a Transaction Confirmation executed in writing by both parties.

DISCLAIMER: The purposes of this Contract are to facilitate trade, avoid misunderstandings and make more definite the terms of contracts of purchase and sale of natural gas. Further, NAESB does not mandate the use of this Contract by any party. NAESB DISCLAIMS AND EXCLUDES, AND ANY USER OF THIS CONTRACT ACKNOWLEDGES AND AGREES TO NAESB’S DISCLAIMER OF, ANY AND ALL WARRANTIES, CONDITIONS OR REPRESENTATIONS, EXPRESS OR IMPLIED, ORAL OR WRITTEN, WITH RESPECT TO THIS CONTRACT OR ANY PART THEREOF, INCLUDING ANY AND ALL IMPLIED WARRANTIES OR CONDITIONS OF TITLE, NON-INFRINGEMENT, MERCHANTABILITY, OR FITNESS OR SUITABILITY FOR ANY PARTICULAR PURPOSE (WHETHER OR NOT NAESB KNOWS, HAS REASON TO KNOW, HAS BEEN ADVISED, OR IS OTHERWISE IN FACT AWARE OF ANY SUCH PURPOSE), WHETHER ALLEGED TO ARISE BY LAW, BY REASON OF CUSTOM OR USAGE IN THE TRADE, OR BY COURSE OF DEALING. EACH USER OF THIS CONTRACT ALSO AGREES THAT UNDER NO CIRCUMSTANCES WILL NAESB BE LIABLE FOR ANY DIRECT, SPECIAL, INCIDENTAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES ARISING OUT OF ANY USE OF THIS CONTRACT.

Copyright © 2002 North American Energy Standards Board, Inc. All Rights Reserved

NAESB Standard 6.3.1 April 19, 2002

10K-010

Unitil Corporation

Confidential Treatment Requested by Unitil Corporation Exhibit A

TRANSACTION CONFIRMATION

EXHIBIT A

FOR IMMEDIATE DELIVERY

Letterhead/Logo

Date: , Transaction Confirmation #:

This Transaction Confirmation is subject to the Base Contract between Seller and Buyer dated. The terms of this Transaction Confirmation are binding unless disputed in writing within 2 Business Days of receipt unless otherwise specified in the Base Contract.

SELLER:

BUYER:

Attn:

Attn:

Phone:

Phone:

Fax:

Fax:

Base Contract No.

Base Contract No.

Transporter:

Transporter:

Transporter Contract Number:

Transporter Contract Number:

Contract Price: $ /MMBtu or

Delivery Period: Begin: ,

End: ,

Performance Obligation and Contract Quantity: (Select One)

Firm (Fixed Quantity):

Firm (Variable Quantity):

Interruptible:

MMBtus/day

MMBtus/day Minimum

Up to MMBtus/day

EFP

MMBtus/day Maximum

subject to Section 4.2. at election of

Buyer or Seller

Delivery Point(s):

(If a pooling point is used, list a specific geographic and pipeline location):

Special Conditions:

Seller:

Buyer:

By:

By:

Title:

Title:

Date:

Date:

Copyright © 2002 North American Energy Standards Board, Inc.

NAESB Standard 6.3.1

All Rights Reserved

April 19, 2002

10K-011

Unitil Corporation

Confidential Treatment Requested by Unitil Corporation

Exhibit A

1

10K-012

Unitil Corporation

Confidential Treatment Requested by Unitil Corporation

Exhibit A

2

10K-013

Unitil Corporation

Confidential Treatment Requested by Unitil Corporation

Exhibit A

3

10K-014

Unitil Corporation

Confidential Treatment Requested by Unitil Corporation

Exhibit B

TRANSACTION CONFIRMATION

Effective Date: April 1, 2012

Buyer:

Northern Utilities, Inc.

Seller:

DTE Energy Trading, Inc.

Attention: Ann Hartigan

Attention: Thomas Neu

6 Liberty Lane West

414 S. Main St., Ste. 200

Hampton, NH 03842

Ann Arbor, MI 48104

This Transaction Confirmation is provided in accordance with the NAESB Base Contract for Sale and Purchase of Natural Gas between Northern Utilities, Inc. (“NUI”) and DTE Energy Trading, Inc. (“DTE”) dated August 1, 2004 (the “Base Contract”) and therefore constitutes a part of and includes all Terms and Provisions set forth in the Base Contract.

The Capacity Release Obligation of NUI and Storage Management Obligation of DTE described below shall be an asset management arrangement, as defined by the Federal Energy Regulatory Commission (“FERC”), and shall be implemented in accordance’s FERC’s rules and regulations, including FERC Order Nos. 712, 712-A and 712-B, and the FERC Gas Tariffs of each applicable transporter. Buyer shall post the capacity releases in accordance with the applicable Transporter’s FERC Gas Tariff.

Special Provisions. In consideration of the mutual performance obligations of NUI and DTE as set forth herein, NUI and DTE agree as follows:

Capacity Release Obligation. NUI shall release the following transportation and storage Assets to DTE, as appropriate and further represents and warrants that NUI owns the Assets and has authority to effectuate such a Release for the terms and in the quantities indicated below:

a. Vector Pipeline (“Vector”) capacity, Rate Schedule FT-1 with a Daily Contract Quantity (“DCQ”) of 17,172 Dth/d from Alliance to St. Clair for the period of April 1, 2012 through March 31, 2013.

b. Vector capacity, Rate Schedule FT-1 with a DCQ of 18,117 GJ/d (17,172 Dth/d) from St. Clair to Dawn for the period of April 1, 2012 through March 31, 2013.

c. Vector capacity, Rate Schedule FT-1 with a DCQ of 17,086 Dth/d from Washington 10 to St. Clair for the period November 1, 2012 through March 31, 2013 only.

d. Vector capacity, Rate Schedule FT-1, with a DCQ of 18,027 GJ/d (17,086 Dth/d) from St. Clair to Dawn for the period November 1, 2012 through March 31, 2013 only.

e. TransCanada PipeLines Ltd. (“TCPL”) capacity, Rate Schedule FT with a DCQ of 35,872 GJ/d (34,001 Dth/d) from Dawn to East Hereford for the period of April 1, 2012 through March 31, 2013.

f. Portland Natural Gas Transmission System (“PNGTS”) capacity, Rate Schedule FT with a DCQ of 33,000 Dth/d from East Hereford to Newington/Westbrook for the period November 1, 2012 through March 31, 2013 only.

g. Washington 10 Storage Corporation (“W10”), (Vector/W10 Primary and MichCon/W10 Secondary), Rate Schedule S-1 for the period of April 1, 2012 through March 31, 2013 with a Maximum Storage Quantity (“MSQ”) of

1

10K-015

Unitil Corporation

Confidential Treatment Requested by Unitil Corporation

Exhibit B

TRANSACTION CONFIRMATION

April 1, 2012

DTE Energy Trading, Inc. to Northern Utilities, Inc.

3,400,000 Dth, a Maximum Daily Injection Quantity (“MDlQ”) of 17,000 Dth/d and a Maximum Daily Withdrawal Quantity (“MDWQ”) of:

64,600 Dth/d for November 2012 only;

34,000 Dth/d for 20%-100% of NUI’s W10 storage inventory;

22,780 Dth/d for 10%-20% of NUI’s W10 storage inventory, and

13,600 Dth/d for 0%-10% of NUI’s W10 storage inventory.

DTE may utilize these Assets for its account as it sees fit in its sole reasonable opinion. These Releases shall be in effect from April 1, 2012 through March 31, 2013, as described herein (the “Term”). These Releases shall be made in accordance with all applicable FERC, National Energy Board or Michigan Public Service Commission rules and regulations and effectuated via pipeline capacity release programs. Any demand charge liability incurred by DTE as a result of such Releases shall be netted against payments that would otherwise be made to NUI by DTE.

Rule 83 confidential treatment request made by Unitil Corporation; request Number 2

Storage Management Obligation. DTE will purchase NUI’s April 1, 2012 beginning inventory immediately after it sells such inventory to NUI per the Transaction Confirmation between DTE and NUI effective April 1, 2011 (“NUI – DTE 2011 AMA”)1. The purchase price will be The estimated inventory on April 1, 2012 will be between 0 and 1,500,000 Dth. The difference between the 3,400,000 Dth and the April 1, 2012 beginning inventory retained by DTE (“Remaining Inventory”) will be presumed to be ratably injected during the April 1, 2012 through October 31, 2012 period (“Injection Period”). The October 31, 2012 ending inventory of 3,400,000 Dth will be priced at the weighted average of the beginning inventory costs of and the gas injected during the Injection Period, which will be priced as described below, (“Final Weighted Average Cost”):

a. The Remaining Inventory will be priced at the posted price as published by Platts Monthly Market Center Spot Gas Prices, under the heading “Upper Midwest”, “Chicago city-gates” plus variable transportation and fuel charges associated with delivery into storage on a ratable basis during the Injection Period.

b. NUI will nominate day-ahead by daily for storage withdrawals. Incremental, intraday storage withdrawals to be on a commercially reasonable efforts basis subject to pipeline restrictions. Any weekend/holiday storage requested

c. NUI shall have the right to reduce requested day-ahead storage withdrawal quantities on an intraday basis by subject to pipeline and storage nomination limitations.

d. NUI shall have the right on any Day during Nov. 1, 2012 through March 31, 2013 (“Delivery Period”) to call upon delivered Gas supply to any PNGTS delivery meter up to the MDQ of capacity of each asset released. DTE’s delivery obligations to the PNGTS meters will be in accordance with the delivery point’s classification in the PNGTS contract as Primary or Secondary. Any such call on delivered Gas supply service, which is not W-10 sourced supply as per paragraph “b” and “e” of this section, shall be priced as a function of or a

1 DTE and NUI will simultaneously sell and buy the remaining inventory at in order to comply with FERC Order 712 to avoid violating the Shipper Must Have Title Rule, and for no other reason. The ownership of the aforementioned gas inventory will transfer effective with the transfer of the storage assets under the NUI-DTE 2011 AMA and this Transaction Confirmation.

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10K-016

Unitil Corporation

Confidential Treatment Requested by Unitil Corporation

Exhibit B

TRANSACTION CONFIRMATION

April 1, 2012

DTE Energy Trading, Inc. to Northern Utilities, Inc.

negotiated/mutually agreeable price and will facilitate compliance with FERC Order 712 and 712-A.

e. The November 1, 2012 through March 31, 2013 storage quantity withdrawn will be priced at the Final Weighted Average Cost of the October 31, 2012 inventory plus applicable monthly variable commodity and fuel costs to deliver to the PNGTS delivery meters.

f. NUI will purchase whatever storage quantity is taken November 1, 2012 through March 31, 2013 on a monthly basis as withdrawn.

g. If this transaction is succeeded by a similar transaction for the same assets, including the Washington 10 storage inventory, then DTE and NUI shall simultaneously sell and buy the storage inventory on April 1, 2013, which shall thereafter be subject to the terms and conditions of such succeeding transaction confirmation. If this transaction is not succeeded by a similar transaction for the same assets, including the Washington 10 storage inventory, then NUI shall purchase from DTE those quantities that remain in storage inventory on April 1, 2013 at a price equal to the Final Weighted Average Cost.

Payment Obligations. DTE has an obligation to pay NUI an Asset Optimization Premium (the “Premium”) for the rights to manage the assets released in this transaction. The Premium will be paid in twelve (12) equal monthly payments over the Term as outlined below:

a. DTE shall pay to NUI over the Term a total Premium equal to to be paid in monthly installments of

b. DTE will be responsible for the administration and payment of all import/export filings, duties and any other miscellaneous charges.

Payments due from either party to the other shall be netted and an invoice for the new amount issued by DTE. Payment terms shall be as set forth in the Base Agreement.

Notices.

Notices pertaining to this transaction regarding NUI shall be delivered to:

Ann Hartigan

Northern Utilities, Inc.

6 Liberty Lane West

Hampton, NH 03820

Phone: 603.773.6430

Email: hartigan@unitil.com

Notices pertaining to this transaction regarding DTE shall be delivered to:

Thomas Neu

DTE Energy Trading, Inc.

414 S. Main St., Ste. 200

Ann Arbor, MI 48104

Phone: (734) 887-4019

Email: neut@dteenergy.com

3

10K-017

Unitil Corporation

Confidential Treatment Requested by Unitil Corporation

Exhibit B

TRANSACTION CONFIRMATION

April 1, 2012

DTE Energy Trading, Inc. to Northern Utilities, Inc.

NORTHERN UTILITIES, INC.

DTE ENERGY TRADING, INC.

By:

By:

Name:

MARK H. COLLIN

Name:

Steven C. Mabry

Title:

TREASURER

Title:

President 03/21/2012

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10K-018